SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                           Ballard Power Systems Inc.
                           --------------------------
                                (Name of Issuer)


                                  Common Shares
                                  -------------
                         (Title of Class of Securities)


                                   05858H 10 4
                                   -----------
                                 (CUSIP Number)


                               Douglas J. Cropsey
                         Ford Global Technologies, Inc.
  One Parklane Blvd., Suite 911 East, Dearborn, MI 48126, Phone: (313) 337-8718
  -----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  April 7, 1998
                                  -------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)


-------------------------
   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   05858H  10  4              13D                Page 2 of 7 Pages
            -------------



(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)

         Ford Global Technologies, Inc.
         I.R.S.  Identification Number:  38-6058810
--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group*      (a)   /X/
                                                                (b)   / /
--------------------------------------------------------------------------------

(3)      SEC Use Only
--------------------------------------------------------------------------------

(4)      Source of Funds*

         WC
--------------------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                    /  /
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Michigan
--------------------------------------------------------------------------------
Number of Shares                    (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting                                 0
 Person With                        --------------------------------------------
                                    (8) Shared Voting Power

                                                   4,079,055
                                    --------------------------------------------
                                    (9) Sole Dispositive Power

                                                   0
                                    --------------------------------------------
                                    (10) Shared Dispositive Power

                                                   4,079,055
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         4,079,055
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                 /     /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         15%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 05858H 10 4             13D                     Page 3 of 7 Pages
          -----------


(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)

         Ford Motor Company
         I.R.S. Identification Number: 38-0549190
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group*         (a)  / X /
                                                                   (b)  /   /

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds*

         AF
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                         /   /

--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of Shares                     (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting                                  0
                                     -------------------------------------------
 Person With                         (8) Shared Voting Power

                                                    4,079,055
                                     -------------------------------------------
                                     (9) Sole Dispositive Power

                                                    0
                                     -------------------------------------------
                                     (10) Shared Dispositive Power

                                                     4,079,055
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         4,079,055
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                   /   /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         15%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages
Item 1.  Security and Issuer.
         --------------------

         This Schedule 13D relates to the Common Shares of Ballard Power Systems Inc., a corporation incorporated under the Canada Business Corporations Act (the "Common Shares"), whose principal executive offices are located at 9000 Glenlyon Parkway, Burnaby, British Columbia V5J 5J9.


Item 2.  Identity and Background.
         ------------------------

         This Schedule 13D is filed jointly by Ford Global Technologies, Inc., a Michigan corporation ("FGTI"), and Ford Motor Company, a Delaware corporation ("Ford"). FGTI is a wholly owned subsidiary of Ford. FGTI's principal executive offices are located at One Parklane Blvd., Suite 911 East, Dearborn, Michigan 48126 and Ford's principal executive offices are located at The American Road, Dearborn, Michigan 48121.

         FGTI was incorporated by Ford primarily to manage certain of Ford's (and its affiliates') intellectual property. Ford is a manufacturing company whose principal business is the design, manufacture, assembly and sale of cars and trucks and related parts and accessories.

         Information concerning the executive officers and directors of FGTI, their principal occupations or employment, and citizenship, is as follows. The business address of each of such executive officers and directors is the same as the address of his employer.

Name and Business Address                   Principal Occupation                Citizenship
-------------------------                   --------------------                -----------
David M. Brandi                             Director, Pension Asset             U.S.
Ford Motor Company                          Management
The American Road
Dearborn, MI  48121

Roman J. Krygier                            VP - Advanced Vehicle               U.S.
Ford Motor Company                          Manufacturing
The American Road
Dearborn, MI  48121

Christopher L. Magee                        Director, Vehicle Systems           U.S.
Ford Motor Company                          Engineering
The American Road
Dearborn, MI  48121

James E. Malackowski                        Founding Principal                  U.S.
IPC Group, LLC
101 North Wacker Drive, Ste. 1600
Chicago, IL  60606

Roger L. May                                Chief Executive Officer &           U.S.
Ford Global Technolgies, Inc.               President
One Paklane Blvd., Ste. 911
Dearborn, MI  48126

John P. McTague                             V.P. - Technical Affairs            U.S.
Ford Motor Company
The American Road
Dearborn, MI  48126

                                                                            Page 5 of 7 Pages

Name and Business Address                   Principal Occupation                Citizenship
-------------------------                   --------------------                -----------
Richard A. Ogren                            Director, Competitive Analysis      U.S.
Ford Motor Company                          & Business Operations
The American Road
Dearborn, MI  48121

James C. Schroer                            Executive Director, Marketing       U.S.
Ford Motor Company                          Strategy & Brand Management
The American Road
Dearborn, MI  48121

Gary A. Vander Haagen                       VP & General Manager,               U.S.
Ford Motor Company                          Electronic Systems/Visteon
The American Road                           Automotive Systems
Dearborn, MI  48121

Diane D. Dossin                             Director, Domestic Tax Counsel      U.S.
Ford Motor Company
The American Road
Dearborn, MI  48121

Ann Marie Petach                            Assistant Treasurer                 U.S.
Ford Motor Company
The American Road
Dearborn, MI  48121

Richard D. Dixon                            Secretary                           U.S.
Ford Global Technologies, Inc.
One Parklane Blvd., Ste. 911
Dearborn, MI  48126


         Information concerning the executive officers and directors of Ford, their principal occupations or employment, and citizenship, is listed in Exhibit 1 attached hereto and incorporated herein by reference.

         Neither FGTI nor Ford nor, to the knowledge of FGTI and Ford, any of the persons listed above or in Exhibit 1 have been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar violations). Neither FGTI nor Ford nor, to the knowledge of FGTI and Ford, any of the persons listed above or in Exhibit 1, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         FGTI purchased the Common Shares in two transactions at a price of Cdn $80.80 per share for an aggregate purchase price (including the subscription and acquisition) of Cdn $329,587,644. All of the funds used for FGTI's purchase of the Common Shares were derived from its working capital.

                                                            Page 6 of 7 Pages

Item 4. Purpose of Transaction.
        -----------------------

         FGTI and Ford have acquired the Common Shares to participate in a global alliance between Ballard Power Systems Inc. ("Ballard"), Ford and Daimler-Benz AG ("Daimler-Benz"). At the present time, neither FGTI nor Ford have any plans which relate to or would result in actions or circumstances enumerated in Item 4 of Schedule 13 D, except that Ford owns all of the Class C Common Shares of DBF Pref Share Holdings Inc. ("DBF"), an entity jointly owned by Ballard, Ford and Daimler-Benz. The Class C Common Shares of DBF entitle Ford to vote in certain circumstances (in particular, for the appointment of a number of directors of Ballard based on the number of Common Shares in Ballard held by
Ford) all of the Series 3 Preferred Shares of Ballard registered in the name of DBF. As a result, Ford is entitled to appoint one director to the Board of Directors of Ballard, which it intends to do in the near future.


Item 5. Interest in Securities of the Issuer.
        -------------------------------------

         FGTI owns 4,079,055 Common Shares of Ballard, which is approximately 15% of the total Common Shares of Ballard presently issued and outstanding. As the parent company of FGTI, Ford is the beneficial, indirect owner of the same 4,079,055 Common Shares of Ballard directly owned by FGTI. Accordingly, FGTI and Ford have shared voting and dispositive power over the 4,079,055 Common Shares. FGTI acquired all such Common Shares on April 7, 1998 as follows: 3,746,900 of the 4,079,055 Common Shares were acquired directly from Ballard for a cash payment of Cdn $80.80 per share (or Cdn $302,749,520 in the aggregate) and 332,155 of the 4,079,055 Common Shares from Daimler-Benz for a cash payment of Cdn $80.80 per share (or Cdn $26,838,124 in the aggregate).

         To the knowledge of FGTI and Ford, no executive officer or director of FGTI or Ford owns any Common Shares of Ballard.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.
         -------------------------------------------------------

         As discussed above in Item 4, Ford owns all of the Class C Common Shares of DBF, an entity jointly owned by Ballard, Ford and Daimler-Benz. The Class C Common Shares of DBF entitle Ford to vote in certain circumstances (in particular, for the appointment of a number of directors of Ballard based on the number of Common Shares in Ballard held by Ford) all of the Series 3 Preferred Shares of Ballard registered in the name of DBF. As a result, Ford is presently entitled to appoint one director to the Board of Directors of Ballard, which it intends to do in the near future.

     Ford has entered a New Alliance Agreement (the "New Alliance Agreement"), dated as of April 7, 1998, among Ford, Ballard, Daimler-Benz, DBB Fuel Cell Engines GMBH, and BDF Electric Drive Company, L.L.C., pursuant to which Ford (and its affiliates) has agreed (i) not to make any further acquisition of the Common Shares of Ballard without the written consent of Ballard, unless there exists a third-party takeover bid for Ballard, and (ii) not to sell, assign or otherwise dispose of the Common Shares of Ballard, other than to an affiliate of Ford, prior to December 31, 2000. Ballard and Daimler-Benz have agreed to substantially identical restrictions pursuant to the New Alliance Agreement. In addition, Ford and Daimler-Benz have certain anti-dilution rights pursuant to the New Alliance Agreement. Pursuant to these anti-dilution rights, if Ballard were to issue additional Common Shares, both Ford and Daimler-Benz would be entitled to purchase additional Common Shares from Ballard to maintain their percentage ownership in Ballard.

                                                               Page 7 of 7 Pages

         Ford has also entered into an Amended and Restated Pooling Agreement, dated as of April 7, 1998, among Ford, Ballard, Daimler-Benz and DBF, pursuant to which Ford has agreed that, as long as the Series 3 Preferred Share is outstanding, it will not, and it will ensure that every other member of the Ford group does not, vote, or grant to any other person the right to vote any Ballard Common Shares on a vote to elect or remove a director to or from the board of directors of Ballard or a resolution the effect of which is to change the rights and restrictions attached to the Series 2 Preferred Share or the Series 3 Preferred Share of Ballard.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         The following exhibits are filed herewith:

         1.    Directors and Executive Officers of Ford
         2.    Agreement of FGTI and Ford to file Schedule 13D jointly




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                         FORD GLOBAL TECHNOLOGIES, INC.


                                         By:/s/Douglas J. Cropsey
                                            ----------------------------
                                            Douglas J. Cropsey
                                            Assistant Secretary



                                          FORD MOTOR COMPANY


                                          By:/s/John M. Rintamaki
                                             ---------------------------
                                              John M. Rintamaki
                                              Secretary


                                                                      Exhibit 1



Name and                               Principal
Business Address                      Occupation                           Citizenship
----------------                      ----------                           -----------
Alex Trotman                       Chairman of the Board,                  U.S.
World Headquarters                 President & Chief Executive
The American Road                  Officer, Ford Motor
Dearborn, MI 48121                 Company

Michael D. Dingman                 President & Chief Executive             Commonwealth of
World Headquarters                 Officer, Shipston Group                 Bahamas
The American Road                  Limited
Dearborn, MI 48121

Edsel B. Ford II                   Vice President                          U.S.
World Headquarters                 Vice President & Chief
The American Road                  Operating Officer, Ford
Dearborn, MI 48121                 Motor Credit Company

William Clay Ford                  Retired Chairman of the                 U.S.
World Headquarters                 Finance Committee
The American Road
Dearborn, MI 48121

William Clay Ford, Jr.             Chairman of the Finance                 U.S.
World Headquarters                 Committee
The American Road
Dearborn, MI 48121

Irvine O. Hockaday, Jr.            President & Chief                       U.S.
World Headquarters                 Executive Officer
The American Road                  Hallmark Cards
Dearborn, MI 48121                 Incorporated

Marie-Josee Kravis                 Senior Fellow of the Hudson             Switzerland/Canada
World Headquarters                 Institute, Inc.
The American Road
Dearborn, MI 48121

Ellen R. Marram                    President and Chief                     U.S.
World Headquarters                 Executive Officer, Tropicana
The American Road                  Beverage Group
Dearborn, MI 48121

Homer A. Neal                      Director, ATLAS Project and             U.S.
World Headquarters                 Professor of Physics University
The American Road                  of Michigan
Dearborn, MI 48121

Name and                               Principal
Business Address                      Occupation                           Citizenship
----------------                      ----------                           -----------

Carl E. Reichardt                  Retired Chairman of the                 U.S.
World Headquarters                 Board & Chief Executive
The American Road                  Officer, Wells Fargo &
Dearborn, MI 48121                 Company

John L. Thornton                   Partner                                 U.S.
World Headquarters                 Goldman, Sachs & Co.
The American Road
Dearborn, MI 48121

John M. Rintamaki                  Secretary, Ford Motor                   U.S.
World Headquarters                 Company
The American Road
Dearborn, MI 48121

W. Wayne Booker                    Vice Chairman                           U.S.
World Headquarters                 Ford Motor Company
The American Road
Dearborn, MI 48121

Edward E. Hagenlocker              Vice Chairman                           U.S.
World Headquarters                 Ford Motor Company
The American Road
Dearborn, MI 48121

John M. Devine                     Executive Vice President                U.S.
World Headquarters                 and Chief Finacial Officer
The American Road
Dearborn, MI 48121

Jacques A. Nasser                  Executive Vice President                Australia
World Headquarters                 President, Ford Automotive
The American Road                  Operations
Dearborn, MI 48121

Peter J. Pestillo                  Executive Vice President                U.S.
World Headquarters                 Corporate Relations
The American Road
Dearborn, MI 48121

Kenneth Whipple                    Executive Vice President                U.S.
World Headquarters                 President, Ford Financial
The American Road                  Services Group and
Dearborn, MI 48121                 Chairman and CEO, Ford Motor
                                   Credit Company

Name and                               Principal
Business Address                      Occupation                           Citizenship
----------------                      ----------                           -----------
Richard Parry-Jones                Group Vice President - Product          Great Britain
World Headquarters                 Development
The American Road
Dearborn, MI 48121

Robert L. Rewey                    Group Vice President - Marketing,       U.S.
World Headquarters                 Sales, and Service
The American Road
Dearborn, MI 48121

Charles W. Szuluk                  Group Vice President                    U.S.
World Headquarters                 President, Visteon
The American Road                  Automotive Systems
Dearborn, MI 48121

Robert H. Transou                  Group Vice President - Manufacturing    U.S.
World Headquarters
The American Road
Dearborn, MI 48121

Gurminder S. Bedi                  Vice President - Truck                  U.S.
World Headquarters                 Vehicle Center
The American Road
Dearborn, MI 48121

William W. Boddie                  Vice President - Small and              U.S.
World Headquarters                 Medium Car Vehicle Center
The American Road
Dearborn, MI 48121

Kenneth R. Dabrowski               Vice President - Quality and            U.S.
World Headquarters                 Process Leadership
The American Road
Dearborn, MI 48121

James D. Donaldson                 Vice President                          U.S.
World Headquarters                 President, Ford of
The American Road                  Europe, Inc.
Dearborn, MI 48121

Wayne S. Doran                     Vice President                          U.S.
World Headquarters                 Chairman, Ford Motor Land
The American Road                  Development Corporation
Dearborn, MI 48121

Name and                               Principal
Business Address                      Occupation                           Citizenship
----------------                      ----------                           -----------
Ronald E. Goldsberry               Vice President - General Manager,      U.S.
World Headquarters                 Ford Customer Service Division
The American Road
Dearborn, MI 48121

Elliott S. Hall                    Vice President - Civic and             U.S.
World Headquarters                 External Affairs
The American Road
Dearborn, MI 48121

John T. Huston                     Vice President - Power Train            U.S.
World Headquarters                 Operations
The American Road
Dearborn, MI 48121

I. Martin Inglis                   Vice President - Product and            Great Britain
World Headquarters                 Business Strategy
The American Road
Dearborn, MI 48121

Kenneth K. Kohrs                   Vice President - Large and              U.S.
World Headquarters                 Luxury Car Vehicle Center
The American Road
Dearborn, MI 48121

Vaughn A. Koshkarian               Vice President                          U.S.
World Headquarters                 Chairman & CEO, Ford
The American Road                  Motor (China) Ltd.
Dearborn, MI 48121

Robert O. Kramer                   Vice President- Human Resources         U.S.
World Headquarters
The American Road
Dearborn, MI 48121

Roman J. Krygier                   Vice President - Advanced               U.S.
World Headquarters                 Manufacturing Engineering
The American Road
Dearborn, MI 48121

Malcolm S. Macdonald               Vice President and                      U.S.
World Headquarters                 Treasurer
The American Road
Dearborn, MI 48121

Name and                               Principal
Business Address                      Occupation                            Citizenship
----------------                      ----------                           -----------
John W. Martin, Jr.                Vice President - General Counsel        U.S.
World Headquarters
The American Road
Dearborn, MI 48121

J. C. Mays                         Vice President - Design                 U.S.
World Headquarters
The American Road
Dearborn, MI 48121

Carlos E. Mazzorin                 Vice President - Purchasing             U.S.
World Headquarters
The American Road
Dearborn, MI 48121

John P. McTague                    Vice President - Technical              U.S.
World Headquarters                 Affairs
The American Road
Dearborn, MI 48121

James E. Miller                    Vice President                          U.S.
World Headquarters
The American Road
Dearborn, MI 48121

Janet G. Mullins                   Vice President - Washington             U.S.
World Headquarters                 Affairs
The American Road
Dearborn, MI 48121

James G. O'Connor                  Vice President - General Manager,       U.S.
World Headquarters                 Lincoln-Mercury Division
The American Road
Dearborn, MI 48121

James J. Padilla                   Vice President                          U.S.
World Headquarters                 President, Ford Brazil and
The American Road                  Argentina
Dearborn, MI 48121

Helen O. Petrauskas                Vice President - Environmental          U.S.
World Headquarters                 and Safety Engineering
The American Road
Dearborn, MI 48121

Name and                               Principal
Business Address                      Occupation                           Citizenship
----------------                      ----------                           -----------
William F. Powers                  Vice President - Research               U.S.
World Headquarters
The American Road
Dearborn, MI 48121

Neil W. Ressler                    Vice President - Advanced               U.S.
World Headquarters                 Vehicle Technology
The American Road
Dearborn, MI 48121

Ross H. Roberts                    Vice President - General                U.S.
World Headquarters                 Manager, Ford Division
The American Road
Dearborn, MI 48121

Dennis E. Ross                     Vice President and Chief                U.S.
World Headquarters                 Tax Officer
The American Road
Dearborn, MI 48121

David W. Scott                     Vice President - Public Affairs         U.S.
World Headquarters
The American Road
Dearborn, MI 48121

William A. Swift                   Vice President and                      U.S.
World Headquarters                 Controller - FAO
The American Road
Dearborn, MI 48121

David W. Thursfield                Vice President - Vehicle Operations     Great Britain
World Headquarters
The American Road
Dearborn, MI 48121

Henry D. G. Wallace                Vice President                          Great Britain
World Headquarters                 CFO & VP, European
The American Road                  Strategic Planning
Dearborn, MI 48121

Robert J. Womac                    Vice President                          U.S.
World Headquarters                 EVP, Operations, Visteon
The American Road                  Automotive Systems
Dearborn, MI 48121

Name and                               Principal
Business Address                      Occupation                           Citizenship
----------------                      ----------                           -----------
Thomas J. DeZure                   Assistant Secretary                     U.S.
World Headquarters
The American Road
Dearborn, MI 48121

Sally W. Schwartz                  Assistant Secretary                U.S.
World Headquarters
The American Road
Dearborn, MI 48121

Peter Sherry, Jr.                  Assistant Secretary                U.S.
World Headquarters
The American Road
Dearborn, MI 48121

Peter Look                         Assistant Tax Officer              U.S.
World Headquarters
The American Road
Dearborn, MI 48121

Paul Lewis                         Assistant Treasurer                U.S.
World Headquarters
The American Road
Dearborn, MI 48121

Ann Marie Petach                   Assistant Treasurer                U.S.
World Headquarters
The American Road
Dearborn, MI 48121


                                                                     EXHIBIT  2

                            AGREEMENT TO FILE JOINTLY


     Ford Global Technologies, Inc. ("FGTI") and Ford Motor Company ("Ford") hereby agree pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D relating to Common Shares of Ballard Power Systems Inc., a corporation incorporated under the Canada Business Corporations Act, and any amendments thereto are filed by them jointly and that FGTI is authorized to execute such Schedule 13D or any amendments thereto for and on behalf of each of FGTI and Ford.




                             FORD GLOBAL TECHNOLOGIES, INC.



                             By:/s/Douglas J. Cropsey
                                ------------------------------
                             Its:  Assistant Secretary



                             FORD MOTOR COMPANY


                             By:/s/John M. Rintamaki
                                ------------------------------
                             Its:  Secretary